

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2026

Chad Clovis
Chief Executive Officer
Karbon-X Corp.
540 5th Ave SW, Suite 1720
Calgary, AB T2P 0M2

      Re: Karbon-X Corp.
          Form 10-K for the Fiscal Year Ended May 31, 2025
          Form 10-Q for the Quarter Ended November 30, 2025
          File No. 000-56288

Dear Chad Clovis:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services